August 25, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C. 20549

Attn: Jennifer Angelini

Benjamin Richie

Re: Stepan Company

Annual Report on Form 10-K

Filed February 28, 2023

File No. 001-04462

Ladies and Gentlemen:

Stepan Company, a Delaware corporation (the “Company”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”), dated August 14, 2023 (the “Comment Letter”), in regard to the above-referenced Form 10-K for the fiscal year ended December 31, 2022 (the “Form 10-K”), filed by the Company on February 28, 2023.

Below are the Company’s responses. For the convenience of the Staff, the italicized numbered comments set forth below correspond to the comments contained in the Comment Letter.

Annual Report on Form 10-K

General

1. We note that you provided more expansive disclosure in your 2022 Sustainability Report and ESG Analyst Download than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your Sustainability Report and Analyst Download.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company’s Sustainability Report and Analyst Download are designed to provide selected information regarding the Company’s sustainability progress to a broad audience that includes the Company’s investors, employees, customers, suppliers, communities and other interested parties. As a result, the Sustainability Report and Analyst Download may include detailed information, such as information regarding the Company’s efforts to reduce greenhouse gas (“GHG”) emissions and increase the proportion of electricity the Company obtains from renewable sources, that is beyond the scope of the information that is required to be disclosed pursuant to applicable SEC rules and/or regulations.

The 2022 Sustainability Report speaks to a range of stakeholder interests and is developed in accordance with and is responsive to relevant sustainability reporting standards and frameworks, including the Global Reporting Initiative Standards, Task Force on Climate Related Financial Disclosures framework, Sustainability Accounting Standards Board and the United Nations Sustainable Development Goals.

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Industrial Applications and Services

August 25, 2023

When considering whether to include climate-related disclosure in its SEC filings, including the type of climate-related disclosure provided in the Sustainability Report and Analyst Download, the Company takes into account applicable SEC rules and regulations, including Item 101, Item 103, Item 105 and Item 303 of Regulation S-K, as well as the SEC’s Compliance and Disclosure Interpretations, available guidance from the Staff (including the SEC’s 2010 Commission Guidance Regarding Disclosure Related to Climate Change) and applicable standards of materiality. The Company also considers that, while certain climate-related information may be of interest to readers of the Sustainability Report and Analyst Download, such information may not be material to investors in the context of an SEC filing, while SEC filings may otherwise include separate climate-related disclosure required pursuant to Regulation S-K and other applicable SEC rules, regulations and guidance. Despite the present financial immateriality of certain climate-related information, we recognize the increasing interest of long-term investors in climate change and other environmental, social and governance information, and the Company respectfully advises the Staff that it will, in response to the Staff’s comment, and historical practice, continue to evaluate its climate-related disclosure in SEC filings in light of applicable SEC rules, regulations and guidance and applicable standards of materiality.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

2. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:

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decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
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increased demand for goods that result in lower emissions than competing products;
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increased competition to develop innovative new products that result in lower emissions;
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increased demand for generation and transmission of energy from alternative energy sources; and
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any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company considers applicable SEC disclosure rules, regulations, and guidance, including Item 101, Item 105 and Item 303 of Regulation S-K, when preparing its SEC filings and, as applicable and to the extent material, evaluates disclosure regarding indirect consequences of climate-related regulation or business trends. As of the filing of the Form 10-K and as of subsequent filings to date, however, the Company had not identified any material indirect consequences of climate-related regulation or business trends.

As background, the Company respectfully advises the Staff that the Company produces specialty and intermediate chemicals, which are sold to other manufacturers and used in a variety of end products. The end markets for the Company’s products include the consumer and industrial cleaning and disinfection, agricultural, oilfield, construction, coatings, adhesives, sealants, elastomers, food and flavoring, nutritional supplement, and pharmaceutical end markets. The principal raw materials used in the Company’s products, and in competitive products, are petroleum-based or plant-based.

The Company’s customers and customers in end markets have varying degrees of interest in and sensitivity to the raw material and emissions profiles of intermediate products such as the Company’s products. Consequently, demand for the Company’s products has not materially decreased or increased due to GHG emissions or energy source considerations, nor does the Company anticipate material reputational risks relating to GHG emissions.

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Industrial Applications and Services

August 25, 2023

While the Company has experienced increased demand for products that produce lower GHG emissions and/or utilize alternative energy sources, and the Company has developed and continues to develop such products, the Company has not identified a material impact from such shift in demand. The primary regulations and business trends that may have material consequences for demand for the Company’s products, or its operations or results, consist of those described in the Form 10-K, namely the regulation of, and end consumer perception of the safety of, certain chemicals. The Company respectfully advises the Staff that it disclosed the risks of such regulation and business trends in “Item 1A. Risk Factors” of the Form 10-K in the risk factor entitled “Customer product reformulations or new technologies can reduce the demand for the Company’s existing products, and the Company may not be successful in developing or introducing new products,” and in the risk factor entitled “The Company is subject to a variety of environmental, health and safety and product registration laws dealing with the production and sale of chemicals that could require us to incur additional costs or to reformulate or discontinue certain of our products, or expose us to liability or enforcement actions.” In these risk factors the Company disclosed that regulation and market perception of certain chemicals has caused the Company to alter manufacturing processes and may in the future cause the Company to alter other manufacturing processes or reformulate or discontinue certain products. For example, increased concerns regarding the safety of 1,4 dioxane in consumer products and its potential impact on human health and the environment may lessen the demand for certain of the Company’s products. 1,4 dioxane is generated as a by-product during the manufacture of certain of the Company’s surfactant products. In their finished form, consumer products that contain ethoxylated surfactants may contain trace amounts of 1,4 dioxane. 1,4 dioxane has been categorized by regulators as a toxic and carcinogenic substance at certain levels. The State of New York established a maximum allowable 1,4 dioxane concentration of (a) 2 ppm effective on December 31, 2022, and 1 ppm effective on December 31, 2023, for cleaning and personal care products and (b) 10 ppm effective on December 31, 2022, for cosmetics. Other states and the U.S. Environmental Protection Agency are also considering regulating 1,4 dioxane. Because certain of the Company’s customers have reformulated, and may continue to reformulate, their personal care, cosmetics and cleaning products to comply with current and potential regulations, the Company is modifying its manufacturing process to reduce 1,4 dioxane content to allow customers to continue to use ethoxylated surfactants at current use levels, while also offering consumer product formulation prototypes that contain low/no dioxane surfactants currently offered by the Company. Nevertheless, compliance with regulations is not expected to have a material adverse effect on the Company’s earnings and competitive position in the foreseeable future.

The Company respectfully advises the Staff that it will, in response to the Staff’s comment, and historical practice, continue to evaluate its climate-related disclosure in SEC filings, including disclosure regarding the indirect consequences of climate-related regulation or business trends, in light of applicable SEC rules, regulations and guidance and applicable standards of materiality.

3. We note discussion in your Sustainability Report addressing weather- and climate-related events, water quality and quantity, and potential impacts to your supply chain and your facilities. Please discuss the physical effects of climate change on your operations and results. This disclosure may include the following:

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severity of weather, such as floods, hurricanes, sea levels, extreme fires, and water availability and quality;
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quantification of weather-related damages to your property or operations;
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potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers; and
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the extent to which extreme weather events have reduced the availability of insurance or increased the cost of insurance. Include quantitative information for each of the periods covered by your Form 10-K and explain whether increased amounts are expected in future periods.

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Industrial Applications and Services

August 25, 2023

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company considers applicable SEC disclosure rules, regulations, and guidance, including Item 101, Item 105 and Item 303 of Regulation S-K, when preparing its SEC filings and, as applicable and to the extent material, evaluates disclosure regarding any significant physical effects of climate change on its operations and results. As of the filing of the Form 10-K and in subsequent filings to date, however, the Company had not identified any significant physical effects of climate change on its operations and results that were material to the Company.

As background, the Company respectfully advises the Staff that the Company has 21 manufacturing facilities located in 12 countries in North America, South America, Europe and Asia. The Company’s suppliers and customers also have diverse geographic presences.

As a result of the geographic diversity of the Company’s operations and supply chain, local and regional weather- and climate-related events, such as floods, hurricanes, sea levels, extreme fires, and water availability and quality, have not materially adversely impacted the Company’s operations and results beyond the impacts described in the Form 10-K. With respect to the actual and potential effects of weather- and climate-related events on the Company’s operations and results, the Company respectfully advises the Staff that it disclosed in “Item 1A. Risk Factors” of the Form 10-K in the risk factor entitled “Chemical manufacturing is inherently hazardous and may result in accidents or may require planned or unplanned production slowdowns or shutdowns, which may disrupt our operations or expose us to significant losses or liabilities that may have a material impact on our business, financial position, results of operations and cash flows” that unexpected events, such as weather and natural disasters, could result in production disruptions that could adversely affect the Company’s operations and results. For example, in January 2020 and 2022, unplanned weather-related production disruptions at the Company’s Elwood, Illinois (Millsdale) facility impacted the Company’s operations. The Company also disclosed in “Item 1A. Risk Factors” of the Form 10-K in the risk factor entitled “The volatility of raw material, natural gas and electricity costs, as well as any disruption in their supply, may result in increased costs and materially and adversely affect the Company’s business, financial position, results of operations and cash flows” that unexpected events, such as weather and natural disasters, could result in production disruptions that could adversely affect the Company’s suppliers. For example, in 2021, severe weather in Texas and the U.S. Gulf Coast caused production disruptions for several of the Company’s suppliers, which resulted in feedstock issues for the Company’s Surfactants segment. The Company is not able to quantify the impact of the foregoing weather-related production disruptions due to additional non-weather-related factors that contributed to the production disruptions. Further, the Company is unable to determine whether there will be an increase in weather-related production disruptions as each disruption is a unique, fact-specific event. At the time of the filing of the Form 10-K and for subsequent filings to date, the Company had not experienced material weather-related damages to its property. In addition, at the time of the filing of the Form 10-K and for subsequent filings to date, the Company did not view and has not viewed as material the potential for indirect weather- or climate-related impacts that have affected or may affect the Company’s customers given the geographic diversity of Company’s customer base.

The Company respectfully advises that Staff that at the time of the filing of the Form 10-K and for subsequent filings to date, it did not and has not identified any weather-related impacts on the cost or availability of insurance that were material to the Company. The Company’s property insurance premiums increased by $4.9 million in 2020 and less than $1 million in 2021, and did not increase in 2022. The Company attributes the increases in its property insurance premiums over the last several years to a combination of increases in the Company’s total insurable value and increases in insurance rates. The increase in rates was driven by increases in the cost and frequency of the Company’s losses and by general insurance market rate increases. Although some of these losses were connected to weather-related events, the Company does not attribute the increase in property insurance premiums solely or primarily to weather-related impacts. The Company allocates insurance premiums to costs of sales and operating expenses, and these increases in property insurance premiums compared to costs of sales of $1.5 billion in 2020, $2.0 billion in 2021, and $2.3 billion in 2022, and operating expenses of

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Industrial Applications and Services

August 25, 2023

$210.9 million in 2020, $221.7 million in 2021, and $218.4 million in 2022. As part of its disclosure controls and procedures, the Company evaluates a number of factors when considering whether to provide disclosures in its filings. The Company considered the change in premiums from 2020 through 2022 to be immaterial in relation to its annual costs of sales and operating expenses in those years, especially when the Company considered the increases in property, plant, and equipment balances over the same time period. At this time the Company does not expect to be impacted materially in the future by a reduction in availability or increase in the cost of insurance due to extreme weather events because of the geographic diversity of the Company’s operations (i.e., the majority of the Company’s operations are not located in areas the Company considers to be particularly susceptible to extreme weather).

The Company respectfully advises the Staff that it will, in response to the Staff’s comment, and historical practice, continue to evaluate its climate-related disclosure in SEC filings, including disclosure regarding the significant physical effects of climate change on its operations and results, in light of applicable SEC rules, regulations and guidance and applicable standards of materiality.

4. You reference the purchase of Renewable Energy Certificates (“RECs”) or Green Origin Certificates (“GOs”) in your Sustainability Report. Please provide disclosure about your purchase and sale of carbon credits, carbon offsets, RECs, or GOs, and any material effects on your business, financial condition, and results of operations. Provide us with quantitative information for each of the periods covered by your most recent Form 10-K and the amounts budgeted for or expected to be incurred in future periods.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company considers applicable SEC disclosure rules, regulations, and guidance, including Item 101, Item 105 and Item 303 of Regulation S-K, when preparing its SEC filings and, as applicable and to the extent material, evaluates disclosure regarding any significant effects of the purchase and sale of carbon credits, carbon offsets, RECs, or GOs on the Company’s business, financial condition, and results of operations.

The total amounts paid by the Company for RECs and GOs were not material to the business, financial condition, and results of operations for 2020, 2021 or 2022 and are not expected to be material in foreseeable future periods. The total amounts paid for RECs and GOs were below $1 million during each of 2020, 2021 and 2022. As the Company engages in the future purchase or sale of carbon credits or offsets, it will continue to evaluate the effects of those future carbon credit transactions in SEC filings, including disclosures on the Company’s business, financial condition, or results of operations, in light of relevant rules, regulations and guidance and the applicable standard of materiality.

* * * * * * * *

If you have any questions regarding the foregoing, please do not hesitate to contact me at 847-446-7500.

Sincerely,

/s/ David G. Kabbes

David G. Kabbes

Vice President, General Counsel and Secretary